SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
(212) 455-7614	ELEWANDOWSKI@STBLAW.COM

January 29, 2021

VIA EDGAR

Re:	Apria, Inc.

Registration Statement on Form S-1

Filed January 15, 2021

Response Dated January 25, 2021

File No. 333-252146

Abby Adams, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Adams:

On behalf of Apria, Inc. (“Apria”), we hereby transmit responses to your comment letter dated January 26, 2021, regarding the above-referenced registration statement on Form S-1 (the “Registration Statement”) as well as in response to matters discussed in our telephone conversation with the Staff on January 27, 2021. To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of the Registration Statement. The responses and information described below are based upon information provided to us by Apria.

Correspondence filed January 25, 2021

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Stock-Based Compensation, page F-19

1.

You state on page F-19 that the fair value of your profit interest units and SARs are not subsequently remeasured unless the conditions on which the award was granted are modified. Please tell us how your accounting policy for stock-based compensation is consistent with ASC 718, including the basis of classifying the awards as liabilities or equity. Tell us the specific terms of settlement for each type of award.

Apria advises the Staff that it has determined that both the Class B and Class C profit interest units (“PIUs”) and stock appreciation rights (“SARs”) represent equity classified awards under ASC 718. The PIUs were issued by Apria Holdings LLC (“Apria Holdings”) in periods prior to Apria’s January 2014 sale of its Coram LLC business, while the SARs were issued by Apria Healthcare Group Inc. (“Apria Healthcare Group”), a wholly owned subsidiary of Apria Holdings, in subsequent periods. Following the pre-IPO reorganization described in the Registration Statement, existing holders of Apria Holdings PIUs and Apria Healthcare Group SARs will hold their equity interests at Apria, Inc. in the form of shares of common stock and SARs, respectively.

The following discussion presents Apria’s analysis in regard to its determination that the PIUs and SARs should be treated as stock-based compensation within the scope of ASC 718.

PIUs

Apria considered whether the PIUs are more akin to equity interests within the scope of ASC 718, or to a profit-sharing arrangement subject to ASC 710. Apria Holdings is a pass-through entity that serves as the parent to its wholly-owned subsidiary, Apria Healthcare Group. It is common for pass-through entities such as Apria Holdings to have classes of equity interests with differing rights and privileges. In a speech at the AICPA Conference on Current SEC and PCAOB Developments in December 2006, Joseph Ucuzoglu, then a professional accounting fellow in the SEC’s Office of the Chief Accountant, noted that pre-IPO companies often create special classes of stock to provide employees with an opportunity to participate in appreciation realized through a future IPO or sale of the company. While there are no bright lines, Mr. Ucuzoglu noted that judgment should be used to determine whether the arrangement is more akin to a performance bonus or profit-sharing arrangement, and therefore liability classified, rather than an equity classified stock-based compensation award. Mr. Ucuzoglu expanded:

“When few if any assets underlie the special class, or the holder’s claim to those assets is heavily subordinated, the arrangement often has characteristics of a performance bonus or profit-sharing arrangement. Instruments that provide the holder with substantive voting rights and pari passu dividend rights are at times indicative of an equity interest. Consideration should also be given to any investment required, and any put and call rights that may limit the employee’s downside risk or provide for cash settlement.”

Based on an analysis of the terms of the arrangements governing Apria Holdings, including the terms of its limited liability company agreement (the “Apria Holdings LLC Agreement”), the PIUs contain multiple significant equity characteristics, including:

•	PIUs are considered equity interests of Apria Holdings under its constitutional documents and applicable law;

•

Holders of PIUs are entitled to receive distributions of assets proportionate to the interests held (subject to the provisions of the Apria Holdings LLC Agreement as discussed in response to Comment 4 below); and

•

PIUs can be retained by the holder after a termination of such holder’s service. While Apria Holdings has the right to repurchase the PIUs following a termination of such holder’s service, it is not obligated to utilize this provision and thus does not limit the employee’s downside risk or provide for cash settlement.

Therefore, management has determined that the PIUs should be treated as stock-based compensation awards within the scope of ASC 718.

Apria then considered whether the PIUs would be equity classified under ASC 718-10-25-6 through 25-19A. The PIUs contain service and performance conditions, and do not require cash settlement or have repurchase features whereby it would be considered probable that the holder can avoid the risks and rewards normally associated with equity ownership. As such, Apria concluded that the PIUs met the criteria for equity classification.

SARs

Apria has also provided certain employees and directors with SARs, which were issued by Apria Healthcare Group. The SARs contain service vesting conditions. Once vested, the SARs give the holder the right to receive an amount equal to the excess of the fair value of one share of Apria Healthcare Group common stock on the exercise date over the strike price, less applicable taxes (“intrinsic value”). The SARs do not require payment of the strike price and may be net settled for the intrinsic value. However, the

SARs cannot be exercised until a change in control or initial public offering (“IPO”) occurs. Upon exercise, Apria Healthcare Group can settle SARs in (w) cash, (x) shares of Apria Healthcare Group common stock, (y) shares or units of Apria Healthcare or one of its majority owned subsidiaries, or (z) any combination of the foregoing, at its option.

In determining the appropriate accounting for the SARs, Apria believes that the SARs are share-based payments with employees and directors explicitly within the scope of ASC 718 (as the amounts are based, at least in part, on the price of the entity’s shares). Therefore, Apria then considered whether the SARs would be liability or equity classified. While cash settlement is permitted, under the terms of Apria Healthcare Group’s 2015 Stock Plan (which will be assumed by Apria, Inc. in connection with the IPO, the “2015 Stock Plan”), it is not required; Apria has historically intended and continues to expect to settle all SARs in shares of common stock. Pursuant to the original terms of the SARs, the SARs are not generally entitled to participate in distributions.

With regard to cash settlements, instruments that require cash settlement only upon the occurrence of a contingent event does not result in liability classification under ASC 718-10-25-11 if the contingent event is (1) not probable and (2) outside the control of the employee. Further, ASC 718-10-25-15 states that entities can consider their intention and ability to deliver shares instead of cash:

“The accounting for an award of share-based payment shall reflect the substantive terms of the award and any related arrangement. Generally, the written terms provide the best evidence of the substantive terms of an award. However, an entity’s past practice may indicate that the substantive terms of an award differ from its written terms. For example, an entity that grants a tandem award under which a grantee receives either a stock option or a cash-settled stock appreciation right is obligated to pay cash on demand if the choice is the grantee’s, and the entity thus incurs a liability to the grantee. In contrast, if the choice is the entity’s, it can avoid transferring its assets by choosing to settle in stock, and the award qualifies as an equity instrument. However, if an entity that nominally has the choice of settling awards by issuing stock predominantly settles in cash or if the entity usually settles in cash whenever a grantee asks for cash settlement, the entity is settling a substantive liability rather than repurchasing an equity instrument. In determining whether an entity that has the choice of settling an award by issuing equity shares has a substantive liability, the entity also shall consider whether:

a. It has the ability to deliver the shares. (Requirements to deliver registered shares do not, by themselves, imply that an entity does not have the ability to deliver shares and thus do not require an award that otherwise qualifies as equity to be classified as a liability.)

b. It is required to pay cash if a contingent event occurs (see paragraphs 718-10-25-11 through 25-12).”

Under the guidance above, if a company has the choice of settlement, it can generally avoid transferring cash by electing to issue stock.

Apria respectfully submits to the Staff that Apria has the intent and ability to settle the SARs in shares to avoid cash settlement. The SARs are puttable by the employee only upon death or disability, and all repurchase options at the election of the company are not considered probable that the holder can avoid the risks and rewards normally associated with equity ownership. Therefore, Apria determined at the grant date that equity classification was appropriate.

In December 2020, Apria assessed whether equity classification continued to be appropriate in light of the distribution paid to vested SARs holders. Given the reasons outlined in Apria’s response to Comment 3, it does not believe its cash distribution in December 2020 is an indication that it does not have the intent or ability to settle the SARs in shares, nor does it believe that the cash distribution would result in a modification of equity classification.

Apria notes that, in connection with the pre-IPO reorganization, Apria, Inc. will assume the outstanding Apria Healthcare Group SARs such that the SARs will track the shares of Apria, Inc. for the determination of the fair value of one share of common stock and may be settled in (w) cash, (x) shares of Apria, Inc., (y) shares or units of Apria, Inc. or one of its majority owned subsidiaries, or (z) any combination of the foregoing. Following the IPO, the outstanding SARs will otherwise generally continue to vest and become exercisable pursuant to their original terms. Apria has concluded the accounting described above will continue to apply following the IPO.

2.

You state that the third-party valuation firm utilized both the income approach and the guideline approach. Tell us how you determined the fair value with these two methods. For example, were the two methods combined, and if so, how was the valuation determined.

The third-party valuation report that Apria received on October 23, 2019 with information as of June 30, 2019 (then the most recently completed accounting period) (the “Valuation Report”) utilized both an income approach and guideline approach and weighted the outcomes of each approach by 50% respectively. Given that both the income approach and guideline approach are reasonable valuation methodologies, Apria chose to give them equal weighting. Similarly, Apria notes that there was not a significant difference in the results from the income approach and guideline approaches. Apria viewed this to be further evidence that weighting each methodology by 50% was appropriate.

3.

You state on page 138 of your January 15, 2021 amendment that in connection with the 2020 Dividend the strike price of SARs was reduced and in accordance with ASC 718 the changes were accounted for as modifications. You also state that the fair value of each award immediately before and after the modifications were compared and no incremental stock compensation was recognized. As it appears based on your anticipated IPO price that the fair value of your stock has increased significantly since the last grant in May 2020, please tell us why no incremental stock compensation is required to be recorded in the December 2020 modification.

Apria notes that the changes awards undergo as a result of an equity restructuring (e.g., large non-recurring cash dividend, stock split, spin-off, etc.) are modifications under ASC 718. The distribution paid to SARs holders and the adjustment to strike price was part of a dividend recapitalization, in which Apria also amended its credit facility to provide for $260 million of incremental term loans and then paid a non-recurring cash dividend and distribution. The terms of the 2015 Stock Plan specify that: “in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring.” Apria believes that the dividend recapitalization effected in December 2020 qualifies as an equity restructuring within the meaning of ASC 718 and the distribution and adjustment to strike price was necessary under the terms of the 2015 Stock Plan to keep its SARs holders economically “whole.” Apria believes that this equity restructuring is an unusual event and does not represent a settlement of the SARs. Therefore, Apria does not view this cash distribution as an indication about its intent or ability to settle the SARs in shares, and concluded that the cash distribution would not result in a modification of equity classification.

In addition, under ASC 718, if awards are adjusted based on an existing anti-dilution provision that requires the adjustment in the event of an equity restructuring, and is properly structured to preserve the value of the awards upon completion of the equity restructuring, incremental fair value generally should not result from the modification. Apria believes this to be the case for SARs modification.

Apria notes that the modification analysis performed compared the fair value of the SARs immediately before and after the modification in December 2020. Under ASC 718-20-35-2A, the assumptions that a company uses to determine the original award’s fair value immediately before the modification should reflect the current facts and circumstances on the modification date (emphasis added):

“[A] modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a. Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”

Therefore, while there was a significant increase in the fair value from May 2020 to December 2020, this increase was not relevant for purposes of the modification analysis performed as the computation factors in the fair value of the award upon the modification date in December 2020 as opposed to the initial grant date.

Item 15. Recent Sales of Unregistered Securities, page II-2

4.

Please tell us and disclose in the filing the number of shares of common stock you intend to issue to the pre-IPO owners of Apria Healthcare Group, the basis for the accounting treatment for the shares to be issued, and how you will determine the fair value of the shares. In addition, please disclose the number of RSUs that will be granted to your Chief Financial Officer upon completion of the IPO, which will vest immediately, and the amount of stock compensation that will be recorded. Tell us the fair value you intend to use for determining stock compensation.

Apria notes that due to the pre-IPO reorganization transactions described in the Registration Statement and discussed is this letter, the total number of shares to be issued to pre-IPO owners will depend in part on actual pricing terms for the offering. Applying the assumptions related to price range and offering size in Apria’s January 25, 2021 letter to the Staff (the “January 25th Letter”), which assumed a $22.00 per share midpoint based on a preliminary price range between $19.00 and $25.00 per share (the “Preliminary Price Range”), the total number of shares issued to the pre-IPO owners would be 34,541,198 shares. Apria notes that the actual price range information will be finalized and narrowed for purposes of a subsequent pre-effective amendment to the Registration Statement and that it expects the precise number of shares will be updated to reflect final price range and offering size assumptions.

Information regarding the anticipated total number of shares Apria will issue to the pre-IPO owners will be included in a subsequent pre-effective amendment to the Registration Statement in “Summary—Our Organizational Structure—Organization Structure Following This Offering.” Apria will include additional disclosures to clarify that the number of shares issued to pre-IPO owners (and accordingly Apria’s total number of outstanding shares of common stock), will depend on final pricing information. Apria has included the changes it proposes to make in a subsequent pre-effective amendment in Annex A and Annex B hereto. The Annexes are marked to show changes from the disclosures included in the Registration Statement filed on January 15, 2021 and reflect the assumptions based on the Preliminary Price Range.

Common Stock Issued

The capitalization of Apria Holdings currently consists of four classes of units: Class A-1; Class A-2; Class B; and Class C. Holders of each class of units are considered “members” entitled to receive allocations of profits or losses. Pursuant to the Apria Holdings LLC Agreement, members are also entitled to the distributable assets of the company according to the provisions therein. Distributions are first made to each of the Class A, then Class B and then Class C Unit holders (in order), with respect to their unreturned capital contributions. Once all unitholders have received a return of their capital contribution, Class A unit holders and Class B Unit holders receive distributions on a pari passu basis until the Class A unit holders receive distributions above a certain return threshold. Once such return threshold has been met, the Class A, B and C members participate in distributions pari passu. We refer to these provisions within the Apria Holdings LLC Agreement as the “distribution waterfall.”

The Apria Holdings LLC Agreement specifically provides that all of the membership interests in Apria Holdings (which, for the avoidance of doubt, include the Class B and C profit interest units provided to employees as stock-based compensation under ASC 718), may be converted or redeemed into shares (or other equity securities and/or options at fair market value) and other rights with substantially equivalent economic, governance, priority and other rights and privileges as in effect immediately prior to such IPO conversion.

As a result of the pre-IPO reorganization transactions, Apria, Inc. will indirectly own all of the equity interests in Apria Healthcare Group and Apria Holdings will directly hold equity interests in Apria, Inc. The pre-IPO owners include any persons or entities who directly or indirectly held units in Apria Holdings prior to the IPO, who will become entitled to receive shares of Apria, Inc. upon the pre-IPO reorganization transactions.

Apria analyzed the amounts that would be due to the pre-IPO owners based on the distribution waterfall at a total equity value of $840 million, which represents the mid-point of the Preliminary Price Range, and calculated an appropriate conversion ratio that ensured the pre-IPO Owners received a number of common shares in Apria, Inc. based on the mid-point value of $22.00 per share that would preserve an equivalent economic entitlement.

The fair value of the shares of common stock issued in the pre-IPO reorganization will be based on the price per share of common stock paid by investors in the IPO. Based upon the mid-point of the Preliminary Price Range of $22.00, the shares of Apria, Inc. to be issued to the pre-IPO Owners as a result of the pre-IPO reorganization transactions (based on their economic entitlement pursuant to the LLC Agreement and the conversion as described above) will be 34,541,198 shares of common stock.

As discussed on page 10 of the Registration Statement under “Our Organizational Structure—Organizational Structure Following This Offering,” the pre-IPO reorganization transactions will be accounted for as a reorganization of entities under common control. As a result, the consolidated financial statements of Apria, Inc. will recognize the assets and liabilities received in the merger at their historical carrying amounts, as reflected in the historical consolidated financial statements of Apria Healthcare Group, the accounting predecessor. All transfers of equity interests among entities will be accounted for within the equity section of the balance sheet.

In addition, as discussed in our telephone conversation with the Staff on January 27, 2021, Apria confirms that no additional compensation will be paid to pre-IPO owners in connection with the pre-IPO reorganization or otherwise in lieu of the compensation that would have been paid under the tax receivable agreement that had been contemplated in the prior Draft Registration Statement submissions. Apria determined not to pursue the tax receivable agreement because, among other things, future administrative burdens and associated expenses. Accordingly, the tax benefits that would have been paid to Apria’s pre-IPO owners pursuant to the tax receivable agreement (i.e., 85% of certain cash savings with the remaining 15% being retained by Apria) will instead be retained by Apria in full and accordingly indirectly benefit all of Apria’s stockholders.

RSUs

As disclosed within in the “Executive and Director Compensation” section of the Registration Statement, in July 2018, Apria’s Board of Directors determined it was appropriate to enter into a letter agreement with Debra Morris, Apria’s Chief Financial Officer (“CFO”). The letter agreement provides for an additional long-term equity incentive award in the form of restricted stock units (“RSUs”) to be granted upon the occurrence of an IPO or in connection with a change of control. The total number of RSUs to be granted to the CFO by Apria, Inc. in connection with the offering under the

Apria, Inc. 2021 Omnibus Incentive Plan (which Apria intends to adopt in connection with the offering) will be equal to 0.4% of the amount by which the equity value of Apria exceeds negative $36.181 million upon the IPO. Therefore, in addition to the grant being dependent upon the occurrence of the offering, the final value of RSUs granted will be dependent upon the equity value of Apria at the time of the IPO. The RSUs will vest in three tranches, with the first 50% of the granted RSUs vesting immediately upon the completion of the offering (“Tranche I RSUs”). Subject to Ms. Morris’ continued employment through each applicable vesting date, the next tranche (25%) of RSUs will vest six months following the completion of the offering, and the final tranche (25%) of RSUs will vest upon the first anniversary of the completion of the offering. Each tranche of the RSUs can be settled in either cash or shares of Apria, Inc. common stock at the election of the CFO. Therefore, Apria plans to account for the RSUs as liability classified stock-based compensation, the total amount of which will be determined by the equity value at the time of the IPO. It is Apria’s expectation that Ms. Morris will elect to settle the Tranche I RSUs in cash. Upon the completion of the offering, Apria will recognize the expense and liability for the 50% of RSU value that is vested. Assuming an equity value of $840 million, which corresponds to the mid-point of the Preliminary Price Range, the total value of RSUs to be granted would be $3.5 million, with $1.8 million vested and payable upon closing the IPO.

Apria will include additional footnote disclosures to the “Capitalization” section of the Registration Statement to discuss its expected accounting treatment for the RSUs. Apria has included the changes it proposes to make in a subsequent pre-effective amendment in Annex C hereto.

5.

Disclose in the filing the number of profit interest units and SARS the pre-IPO owners will receive in connection with the pre-IPO reorganization transactions. Tell us how you determined the number of profit interest units and SARS the pre-IPO owners will receive and how the exchange ratio of each relates to the anticipated IPO price. In this respect, please clarify what you mean by the Preliminary Price Range assumes that in connection with the pre-IPO reorganization transactions described the Registration Statement, pre-IPO owners of Apria Holdings LLC profit interest units will receive shares of Apria, Inc. and pre-IPO owners of the Apria Healthcare Group SARS will receive SARS in Apria Inc.

Apria will include additional disclosure in the “Summary—Our Organizational Structure—Organizational Structure Following This Offering” section of the Registration Statement to disclose the total number of shares of Apria, Inc. common stock and/or SARs the pre-IPO owners will receive in connection with the pre-IPO reorganization transactions. Apria has included the changes it proposes to make in a subsequent pre-effective amendment in Annex A hereto.

As discussed in response to the Staff’s comment 1 above, the PIUs were issued by Apria Holdings and the SARs were issued by Apria Healthcare Group, a wholly owned subsidiary of Apria Holdings. As Apria Holdings and Apria Healthcare Group are two different entities, with different equity structures, the means to convert the equity awards into economically equivalent shares and/or awards of Apria, Inc. and the exchange ratios differ.

In connection with the pre-IPO reorganization, the PIU holders will receive shares of Apria, Inc. common stock equal to their economic value entitlement prior to the transaction as described in response to comment 4. None of the pre-IPO owners will receive PIUs. In addition, Apria wishes to clarify with the Staff that the SARs holders will continue to hold SARs substantially equal to their economic value entitlement prior to the transaction. In connection with the IPO, Apria, Inc. will assume the outstanding Apria Healthcare Group SARs such that the SARs will track the shares of Apria, Inc. for the determination of the fair value of one common share and may be settled in (w) cash, (x) shares of Apria, Inc., (y) shares or units of Apria, Inc. or one of its majority owned subsidiaries, or (z) any combination of the foregoing. Following the IPO, the outstanding SARs will otherwise generally continue to vest and become exercisable pursuant to their original terms.

Under the terms of the 2015 Stock Plan as described in response to comment 3 above, the original terms of the SARs provide for “equitable and proportionate” adjustments to the number of shares of common stock to which the awards relate and the strike price as needed upon changes in capital structure and similar events. Given that following the assumption of the SARs by Apria, Inc., the SARs will track shares of Apria, Inc. common stock, it was determined that both an increase in the number of shares of common stock to which the SARs relate and a decrease in the strike price was needed in order to ensure holders received “equitable and proportionate” value pre- and post-IPO. The SARs strike prices are adjusted by tranche.

Based on the mid-point of the Preliminary Price Range, pre-IPO owners of Apria Holdings PIUs would receive 0.045 shares of Apria, Inc. common stock for each 1.00 pre-IPO PIU they hold in Apria Holdings. In addition, the pre-IPO owners of Apria Healthcare Group SARs would receive 35.798 SARs of Apria, Inc. for each 1.00 pre-IPO SARs they hold in Apria Healthcare Group at the time of such pre-IPO reorganization, rounded down to the nearest whole SAR, and the strike price of each pre-IPO SAR will be divided by 35.798 and rounded up to the nearest whole cent. Both such conversion ratios assume a total equity value of Apria, Inc. of $840 million, which corresponds to the midpoint of the Preliminary Price Range of $22.00 per common share.

6.

You state on page 14 of your January 15, 2021 filing that you used the net proceeds from the December 2020 Incremental Term Loans to fund a $200.3 million dividend payment to your stockholders and a $9.7 million distribution to SARs holders. Tell us how you determined the amount of the $9.7 million distribution to SARs holders declared and paid in December 2020 and how the fair value relates to your IPO price. In addition, disclose in the filing your anticipated accounting treatment for both the dividend and distribution to SARs holders and tell us the basis for the accounting treatment citing applicable accounting guidance.

Amount of Distributions to SARs Holders

Apria advises the Staff that it determined the $9.7 million distribution to vested SARs holders was required in order to keep SARs holders economically “whole” based on the equity restructuring provision in the 2015 Stock Plan as discussed above. The amount needed to keep SARs holders economically “whole” was determined based on the per share distribution to the pre-IPO owners, which were used to calculate the appropriate intrinsic value of the SARs as of the date of distribution.

Apria notes that the guidance ASC 718-10-35-10A clarifies that, while an equity restructuring is considered a modification under ASC 718-20-35-6, an entity does not treat it as a modification when applying ASC 718-10-35-10A (i.e., it is not subject to other applicable GAAP) if both of the following conditions are met:

“a. There is no increase in fair value of the award (or the ratio of intrinsic value to the exercise price of the award is preserved. . ..) or the antidilution provision is not added to the terms of the award in contemplation of an equity restructuring.

b. All holders of the same class of equity instruments . . . are treated in the same manner.”

As discussed above in response to Comment 3 above, Apria assessed the change to the award for the adjusted strike price and cash payment under the modification guidance within ASC 718 and determined that the SARs holders did not receive any incremental value. Further, all SARs holders were treated in the same economic manner. Therefore, based on this guidance, Apria concluded that the SARs should continue to be accounted for after the distribution in accordance with ASC 718.

Accounting for Distributions

Cash dividends declared are generally reported as a deduction from retained earnings. In addition, in accordance with ASC 718-10-55-45, for stock-based compensation awards that are expected to vest, nonforfeitable dividends paid on equity-classified awards are also generally recognized as reductions in retained earnings. In the absence of retained earnings, cash dividends should generally be charged to APIC. This treatment is supported by analogy to SAB Topic 3-C (codified in ASC 480-10-S99-2), which requires accretion of redeemable preferred stock to be charged to APIC in the absence of retained earnings. Given Apria’s accumulated deficit, the dividend to stockholders and distribution to SARs holders were recorded as a debit to Additional paid in capital and a credit to Cash.

Apria will include additional footnote disclosures to the “Capitalization” section of the Registration Statement to discuss its expected accounting treatment for the dividend to stockholders and the distribution to SARs holders. Apria has included the changes it proposes to make in a subsequent pre-effective amendment in Annex C hereto.

7.	Tell us what the fair value per share was for the equity value used for the grant dates in October 2019, December 2019, and May 2020.

Apria advises the Staff that, assuming the midpoint of the Preliminary Price Range of $22.00, on a converted basis for the pre-IPO reorganization, the fair value per share used for the grants in October 2019, December 2019 and May 2020 was $15.85, which is calculated based on the estimated fair value common stock price per share on a marketable basis of $352.12 per the June 2019 Valuation Report multiplied by the 0.045 common stock conversion ratio described above in response to Comment 6.

As discussed in our telephone conversation with the Staff on January 27, 2021, detailed below is additional analysis and discussion of (i) significant factors considered in the fair value of the May 2020 grants and (ii) significant factors contributing to an increase in fair value since May 2020.

Significant Factors Considered in Fair Value of May 2020 Grants

Apria advises the Staff that the Valuation Report it received on October 23, 2019 with information as of June 30, 2019 (then the most recently completed accounting period), was used as an estimate of fair value of the company to determine the fair value of SARs granted in May 2020. Apria assessed the potential need for a new valuation report in May 2020 and determined it was not necessary. In arriving at this determination, Apria considered the following factors:

•

Uncertainty of the depth and breadth of the impact of COVID-19: There was significant uncertainty of the depth and breadth of the COVID-19 pandemic on Apria’s business, including initial concerns of patients’ ability to pay due to economic hardship and the overall impacts on demand from new patients for Apria’s product and service offerings. From the onset of COVID-19, and continuing through the date of the equity grant in May 2020, Apria experienced a noticeable decrease of new patients coming onto service for obstructive sleep apnea therapy, ventilation therapy and negative pressure wound therapy, which it anticipated could be indicative of future lower revenue. These home medical products are most associated with surgical procedures, or sometimes viewed as discretionary by individuals, and thus were significantly impacted by COVID-19. In addition, during this same period, Apria was taking appropriate actions to protect the health and safety of their front-line healthcare employees such as purchasing additional PPE and incurring related expenses. Also, while Apria also began purchasing additional rental oxygen equipment to accommodate additional respiratory patients driven by COVID-19, estimates of the ultimate increase in oxygen patients or potential decline in all other patients was very difficult to predict in May 2020.

•

Uncertainty on outcome of civil investigative demands: There was significant uncertainty on the outcome of a series of civil investigative demands from the United States Attorney’s Office. At the time of the SARs grants in May 2020, the outcome and impact of the investigations on Apria’s business and financial results was unknown. This uncertainty continued into the fourth quarter of 2020 when the settlement terms were agreed.

•

Uncertainty of the outcome of competitive bidding: The competitive bidding process has historically put downward pressure on the amounts Apria is reimbursed in the markets in which it operates, as well as in areas that are not subject to the DMEPOS CBP. In March 2019, the Centers for Medicare and Medicaid Services (“CMS”) announced plans to consolidate the competitive bidding areas (“CBAs”) included in the Round 1 2017 and Round 2 Recompete DMEPOS CBPs into a single round of competition, referred to by CMS as “Round 2021.” Round 2021 contracts were scheduled to become effective on January 1, 2021, and to extend through December 31, 2023. The bid window for Round 2021 closed on September 18, 2019. While on April 9, 2020, CMS announced the removal of NIV product category from Round 2021 of the DMEPOS competitive bidding program, there was uncertainty around the result of DMEPOS competitive bidding program for the remainder of Apria’s products. The outcome was not predictable or known until October 27, 2020 (see discussion below under “—Significant Factors Contributing to an Increase in Fair Value Since May 2020”).

•

Unknown impact of strategic initiative: Apria launched a growth initiative in September 2019, which it refers to as “Simplify.” Although this initiative was focused on growth, it ultimately resulted in a substantial reduction of costs and improvement in EBITDA. While Apria started to realize the initial benefits of Simplify in late 2019 and into the first quarter of 2020, at the time of its grants in May 2020, it was difficult to ascertain the overall impact and the sustainability of Project Simplify as it was significantly overshadowed by the impact of COVID-19.

Significant Factors Contributing to an Increase in Fair Value Since May 2020

The significant factors evaluated in May 2020 subsequently experienced significant updates, including as follows:

•

Successful adaptation of the business to changes resulting from COVID-19: While Apria has continued to experience unprecedented volatility in its product offerings during COVID-19, it has been able to change its operating model to align its cost structure with volume fluctuations as they occur in different geographical markets across the U.S. This has resulted in an improvement in financial performance in the second half of 2020.

•	Civil investigative demands resolved: Settlement of the civil investigative demands was reached in December 2020, thereby eliminating the uncertainty which existed in May 2020.

•

Favorable competitive bidding developments: CMS announced further revisions to Round 2021 of the DMEPOS CBP on October 27, 2020. As a result, all product categories in Apria provides were removed from Round 2021, providing Apria more certainty as to future pricing trends that did not exist in May 2020. In addition, Apria’s future prospects and growth potential of companies in its industry generally including its ability to potentially undertake acquisitions in light of positive news on CBP associated with the CMS announcement on October 27, 2020.

•

Impact of strategic initiative experienced: Additional time has passed since the implementation of Simplify and Apria continues to see evidence of the benefits of the Simplify strategic initiative. While difficult to precisely ascertain in light of the impact of COVID-19 on Apria’s financial results, management believes Simplify is favorably impacting Apria’s financial results.

Apria believes that the difference between the most recent valuation of its shares and the midpoint of the Preliminary Price Range is the result of the significant factors above as well as the following additional factors:

•

General condition of securities markets: The general condition of the securities markets, and the increase in demand for publicly traded common stock of generally comparable companies and those in Apria’s industry has increased substantially since May 2020.

•

Forward-looking multiples: Because investors in IPOs and existing public companies place particular emphasis on forward-looking financial analysis, the Preliminary Price Range is based in large part on estimated future Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex. By contrast, fair value estimates relating to previous valuation periods for purposes of option grants utilized historical trailing performance metrics of both Apria and peers. The trends in Apria’s Adjusted EBITDA and Patient Equipment Capex, which steadily increased throughout 2020, support that the use of estimated future Adjusted EBITDA and Adjusted EBITDA less Patient Equipment Capex multiples would result in a higher valuation than the methodologies relying more heavily on historical trailing performance metrics that were used in estimating fair value with respect to equity grants.

•

Outcome and share liquidity considerations: Unlike the valuation methodologies used in connection with Apria’s equity interests, the Preliminary Price Range does not take into account any discounts to reflect the probability of strategic alternatives that could yield lower valuations, such as a sale of Apria at differing valuations or that Apria could continue as a private, standalone entity. Instead, the Preliminary Price Range reflects an assumption that the completion of the IPO is certain to occur, which certainty increases the value of the shares as successfully completing an IPO will provide liquidity for Apria’s shares.

•

Comparison group: The Preliminary Price Range also reflects the recent input of the representatives of the underwriters in developing a valuation of Apria with respect to a peer comparison group. While the comparable companies used in Apria’s prior determinations of fair value were appropriately selected to value a private company, the companies used by the representatives of the underwriters to derive the Preliminary Price Range were broader in scope and reflect the recent positive trends in multiples and current market conditions. Apria believes that public market investors will use a broader set of comparable companies to value Apria’s common stock and may ascribe a higher value to these companies. Apria also believes that public market investors, in the context of the IPO, will likely only consider companies of a certain size threshold and trading volume in their valuation analysis.

Given the considerations described above, Apria believes that the difference between the estimated equity value used for the purpose of calculating a charge in accordance with the requirements of ASC 718 for SARs granted in May 2020 and the equity value reflected by the midpoint of the Preliminary Price Range is reasonable.

*                *                 *                *                *

Please do not hesitate to call Edgar J. Lewandowski at 212-455-7614 or William Golden at 202-636-5526 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Edgar J. Lewandowski

Edgar J. Lewandowski

cc:	Securities and Exchange Commission

Laura Crotty

Jeanne Bennett

Mary Mast

Apria, Inc.

Daniel J. Starck

Debra L. Morris

Raoul Smyth

Davis Polk & Wardwell LLP

Michael P. Kaplan

Deanna L. Kirkpatrick